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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM T-3/A
                                (AMENDMENT NO. 1)

                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939

                            SOUTHWEST ROYALTIES, INC.
                               (Name of Applicant)

                              407 North Big Spring
                              Midland, Texas 79701
                    (Address of Principal Executive Offices)

                        SECURITIES TO BE ISSUED UNDER THE
                            INDENTURE TO BE QUALIFIED

        TITLE OF CLASS                                AMOUNT
Senior Secured Notes due 2004                Up to $60,000,000 aggregate
                                            principal amount at maturity

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable following the qualification of the indenture covered hereby under the Trust Indenture Act of 1939, as amended.

NAME AND ADDRESS OF AGENT FOR SERVICE:     WITH COPIES SENT TO:

         Bill E. Coggin                    J. Porter Durham, Jr., Esq.
         Southwest Royalties, Inc.         Baker, Donelson, Bearman & Caldwell
         407 North Big Spring              1800 Republic Centre
         Midland, Texas  79701             633 Chestnut Street
                                           Chattanooga, Tennessee  37450-1800

The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

1.       GENERAL INFORMATION
         (a) The applicant is a corporation.
         (b) The applicant is organized under the laws of the State of Delaware.

2.       SECURITIES ACT EXEMPTION APPLICABLE

         Pursuant to the Offer to Exchange and Consent Solicitation Statement, dated March 4, 2002 (the "Statement"), a copy of which is filed as Exhibit T3E(1) hereto, and the related letter of transmittal and consent (the "Letter of Transmittal"), a copy of which is filed as Exhibit T3E(2) hereto (which, together with the Statement, constitute the "Exchange Offer"), Southwest Royalties, Inc. (the "Company") has proposed to exchange all of its outstanding 10 1/2% Senior Notes due 2004 (the "Old Notes") for up to 900,000 shares of Class A Common Stock ("Class A Common Stock") and up to $60,000,000 aggregate principal amount at maturity of Senior Secured Notes due 2004 (the "New Notes") to be issued by the Company under the indenture to be qualified hereby.

         As the New Notes are proposed to be offered for exchange by the Company with its existing security holders exclusively and solely for outstanding securities of the Company, the transaction is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the provisions of

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Section 3(a)(9) thereof. There have not been, and there will not be, any sales of the New Notes or Class A Common Stock by the Company (other than sales pursuant to the Exchange Offer) or by or through an underwriter at or about the same time as the Exchange Offer.

         The Company has not retained any dealer-manager or similar agent in connection with the Exchange Offer. The Company has retained Friedman Billings & Ramsey ("FBR"), an investment banking firm, as its financial advisor in connection with the Exchange Offer. FBR has not been retained to solicit any holders pursuant to the Exchange Offer or to render any opinion as to the fairness of the Exchange Offer to the Company or to the holders of Old Notes. For its services as financial advisor, FBR is entitled to receive a fixed fee, regardless of whether or not the Exchange Offer is consummated. In addition, FBR is to be reimbursed for certain out-of-pocket expenses. The Company has appointed Wilmington Trust Company (the "Depositary") as the Depositary in connection with the Exchange Offer. The Company has agreed to reimburse the Depositary for their reasonable out-of-pocket expenses in connection therewith. The Company will pay remuneration to the legal advisors of the Company and those of certain holders of the Old Notes for the provision of legal services. The Company will also reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred by them in forwarding copies of the Statement and related documents to the beneficial owners of Old Notes and in handling or forwarding tenders on behalf of their customers.

         Officers, directors and employees of the Company may engage in the solicitation of holders of Old Notes in connection with the Exchange Offer, but such employees will receive no additional compensation for such activities.

         No consideration has been, or will be given, directly or indirectly, to any broker, dealer, salesman or other person for soliciting exchanges of the Old Notes. No holder of the outstanding Old Notes has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer other than payment of any applicable taxes, in accordance with the terms of the Statement and Letter of Transmittal.

                                  AFFILIATIONS

3.       AFFILIATES

     (a) The Company, directly or indirectly, owns 100% of the voting stock of each of the following entities:

         Name                                 State of Incorporation
         ----                                 ----------------------

         Blue Heel Corporation                Delaware

For purposes of this Application, the officers and directors of the Company named in response to Item 4 hereof may be deemed affiliates of the Company by virtue of the positions held by such persons with the Company. In addition, Southwest Royalties Holdings, Inc. ("SRH"), listed in Item 5 of this Application, is an affiliate of the Company. H.H. Wommack, III, a director, president and chief executive offer of the Company, owns approximately 73% of SRH.

         (b) To the Company's knowledge, upon consummation of the Exchange Offer, assuming 100% of the aggregate principal amount of the Old Notes is tendered, the following entities will be affiliates of the Company: Franklin Mutual Advisors, LLC, will be an affiliate of the Company with an ownership interest of approximately 24.9% of the Company; Alliance Capital Management Corporation will be an affiliate of the Company with an ownership interest of approximately 11.8% of the Company; Credit Suisse Asset Management, LLC will be an affiliate of the Company with approximately 13.04% ownership of the Company; Regiment Capital Management LLC, through itself and entities it controls, will be an affiliate of the Company with approximately 13.55% ownership of the Company; and Southwest Royalties Holdings, Inc. will be an affiliate of the Company with an ownership interest of approximately 25% of the Company.

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                             MANAGEMENT AND CONTROL

4.       DIRECTORS AND EXECUTIVE OFFICERS

         The following table lists the name of each director and executive officer of the Company and the office or offices held by each such person. /1/ The address of each person listed below is c/o Southwest Royalties, Inc., 407 North Big Spring, Midland, Texas 79701.

         NAME                                        OFFICE

         H. H. Wommack, III                 President and Chief Executive
                                              Officer; Director

         Bill E. Coggin                     Vice President and Chief Financial
                                              Officer

         J. Steven Person                   Vice President, Marketing

         H. Allen Corey                     Secretary and Director

         Paul L. Morris                     Director

/1/ Four members to be elected to the board by holders of shares of Class A Common Stock will be appointed as directors upon consummation of the Exchange Offer.

5.       PRINCIPAL OWNERS OF VOTING SECURITIES

         (a) The following table sets forth certain information with respect to the ownership of the Company's voting securities by persons known by the Company to own 10% or more of any class of such voting securities as of March 20, 2002.

                                     TITLE OF         AMOUNT       % OF VOTING
NAME/ADDRESS                        CLASS OWNED       OWNED     SECURITIES OWNED

Southwest Royalties Holdings, Inc.
407 North Big Spring
Midland, Texas 79701                Common Stock       100             100%

         (b) To the Company's knowledge, as of the date of consummation of the Exchange Offer, assuming 100% of the aggregate principal amount of the Old Notes is tendered, the following table sets forth certain information with respect to ownership of the Company's voting securities by persons whom the Company reasonably believes will own 10% or more of any class of voting securities.

                                        TITLE OF               AMOUNT         % OF VOTING
NAME/ADDRESS/1/                        CLASS OWNED             OWNED       SECURITIES OWNED
Southwest Royalties Holdings, Inc.   Common Stock              100,000             25%
407 North Big Spring                 Special Stock             200,000
Midland, Texas 79701

Franklin Mutual Advisers, LLC       Class A Common Stock       299,116             24.9%
51 John F. Kennedy Parkway
Short Hills, NJ  07078

Alliance Capital Management         Class A Common Stock       141,882             11.8%
  Corporation
1345 Avenue of the Americas
New York, NY  10105

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

Credit Suisse Asset                 Class A Common Stock       156,434             13.04%
  Management, LLC
466 Lexington Avenue
New York, NY  10017

Regiment Capital
  Management, LLC                   Class A Common Stock       162,619/2/          13.55%
70 Federal Street
Boston, MA   02110


/1/ To the Company's knowledge, except as otherwise indicated herein, the persons named in the table have sole voting investment power with respect to all shares of Common Stock shown as beneficially owned by them.

/2/      Includes shares held by entities of which Regiment Capital Management exercises control.

6.       UNDERWRITERS

         (a) The name and complete mailing address of each person who, within three years prior to the date of filing this Application, acted as an underwriter of any securities of the Company which are outstanding on the date of filing this Application and the title of each class of the securities underwritten are as follows:

         None.

         (b) The New Notes are offered by the Company exclusively to its current noteholders in exchange for Old Notes pursuant to Section 3(a)(9) under the 1933 Act. Accordingly, the Company has not and will not retain an underwriter with respect to the issuance of the New Notes.

                               CAPITAL SECURITIES

7.       CAPITALIZATION

         (a) The authorized and outstanding capital stock and debt securities of the Company, as of March 20, 2002, were as follows:

TITLE OF CLASS                      AMOUNT AUTHORIZED         AMOUNT OUTSTANDING

Common Stock                             5,000,000                       100

Preferred Stock                          5,000,000                      None

10 1/2% Senior Notes due 2004         $200,000,000              $123,685,000(1)

/1/      Reflects the aggregate principal amount at maturity of the outstanding
Old Notes.

         (b) Each share of Company common stock ("Common Stock") entitles its holder to one vote on all matters upon which the Company stockholders are entitled or permitted to vote, including the election of directors. There are no cumulative voting rights. The Common Stock has no preemptive rights or conversion rights nor are there any redemption or sinking fund provisions applicable to the Common Stock. There currently are no shares of Company preferred stock outstanding. The Company's Amended and Restated Certificate of Incorporation provides that the board of directors may authorize the issuance of one or more series of preferred stock having such rights, including voting, conversion and redemption rights, and such preferences, including dividend and liquidation preferences, as the board may determine without any further action by the stockholders of the Company.

         (c) The authorized and outstanding capital stock and debt securities the Company, upon the closing of the Exchange, will be as follows:

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
TITLE OF CLASS                                   AMOUNT AUTHORIZED                  AMOUNT OUTSTANDING

Common Stock                                         10,000,000                             100,000
  Class A Common Stock                                  900,000                             900,000

Special Stock                                           200,000                             200,000

Preferred Stock                                       5,000,000                                None

Senior Subordinated Secured Notes due 2004          $60,000,000(1)                      $60,000,000(1)

/1/ Reflects the aggregate principal amount at maturity of the outstanding New Notes.

         (d) Upon the closing of the Exchange, the Company will have the following outstanding voting securities: Common Stock, Class A Common Stock and Special Stock.

         Each Class A Common Share has one vote on all matters on which stockholders are entitled or permitted to vote and has equivalent rights to the holders of Common Stock, except with rights with respect to the election of directors. While any shares of the Class A Common Stock remain outstanding, the beneficial owners of the shares of Class A Common Stock are entitled to elect four representatives to the Company's board of directors, the total number of directors being set at seven under the Amended and Restated Certificate of Incorporation. In the event either (i) the New Notes are not satisfied and paid in cash in full or (ii) there is a voluntary or involuntary bankruptcy filing by or against the Company prior to or on October 3, 2003, then, at the option of the holders of the Class A Common Shares, such holders are entitled to elect a fifth representative of a total of eight directors to serve on the Company's board of directors.

         Holders of Special Shares are entitled to one vote per share on all matters upon which the stockholders of Southwest are entitled or permitted to vote; provided, however, holders of shares of Special Stock, together with holders of shares of Common Stock, are entitled to elect three of the seven members to the Board of Directors.

         Each share of Common Stock entitles its holder to one vote on all matters upon which the Company stockholders are entitled or permitted to vote; provided, however, holders of shares of Common Stock, together with holders of shares of Special Stock, are entitled to elect three of the seven members to the Board of Directors.

         There currently are no shares of Company preferred stock outstanding. The Company's Amended and Restated Certificate of Incorporation provides that the board of directors may authorize the issuance of one or more series of preferred stock having such rights, including voting, conversion and redemption rights, and such preferences, including dividend and liquidation preferences, as the board may determine without any further action by the stockholders of the Company.

                              INDENTURE SECURITIES

8.       ANALYSIS OF INDENTURE PROVISIONS

         The information set forth in the section of the Statement captioned "--Terms of the New Notes" is incorporated herein by reference in response to this Item. A copy of the Statement is attached as Exhibit T3E(1) to the Form T-3, as filed with the SEC on March 5, 2002.

9.       OTHER OBLIGORS

         The information set forth in the section of the Statement captioned "Guarantees and Collateral for Guarantees" is incorporated herein by reference in response to this Item. A copy of the Statement is attached as Exhibit T3E(1) to the Form T-3, as filed with the SEC on March 5, 2002.

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                CONTENTS OF AMENDED APPLICATION FOR QUALIFICATION

         This Amended Application for Qualification comprises:

         (a) Pages numbered 1 to 7 consecutively

         (b) The statement of eligibility and qualification on Form T-1 of Wilmington Trust, as trustee under the indenture to be qualified, as previously filed with the SEC on March 5, 2002 as an exhibit to the Form T-3.

         (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of such trustee:

Exhibit T3A -     Amended and Restated Certificate of Incorporation of the
                  Company*

Exhibit T3B -     Amended and Restated By-Laws of the Company*

Exhibit T3C -     Form of the Indenture between the Company and Wilmington
                  Trust Company*

Exhibit T3D -     Not applicable.

Exhibit T3E (1)   Offer to Exchange and Consent Solicitation Statement, dated as of March 4, 2002.*

         (1)(a) Supplement to the Offer to Exchange and Consent Solicitation Statement, dated March 22, 2002.

         (2) Consent and Letter of Transmittal, accompanying the Offer to Exchange and Consent Solicitation Statement*

         (3)      Form of Note Exchange Agreement*

         (4)      Form of Stockholders Agreement*

         (5)      Form of New Note*

         (6)      Letters to Holders of Original Notes in Physical Form*

         (7)      Letter to DTC Participants*

         (8)      Letter to Beneficial Owners*

         (9)      Form of Collateral Trust Agreement

Exhibit T3F -     Cross-reference sheet (included as part of Exhibit T3C)

              *Incorporated by reference to Form T-3 filed by the Company with the Commission on March 5, 2002.

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                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Southwest Royalties, Inc., a corporation organized and existing under the laws of State of Delaware, has duly caused this Amended Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Midland, and State of Texas on the 22nd day of March, 2002.

                                    SOUTHWEST ROYALTIES, INC.



                                    By:  /s/ H. H. Wommack, III
                                         ---------------------------------------
                                         Name:    H. H. Wommack, III
                                         Title:   President and Chief Executive
                                                  Officer

Attest:

/s/ Bill E. Coggin
--------------------------------
Name:    Bill E. Coggin
Title:   Vice President and
         Chief Financial Officer

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